File No. 70-




               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form U-1



                    APPLICATION DECLARATION
                             under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                      Entergy Corporation
                       639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Name of company filing this statement and address of principal executive offices)



                      Entergy Corporation

         (Name of top registered holding company parent of each applicant or declarant)



                         Naomi Nakagama
         Senior Vice President - Finance and Treasurer
                     Entergy Services, Inc.
                       639 Loyola Avenue
                  New Orleans, Louisiana 70113

            (Name and address of agent for service)



     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.           William T. Baker, Jr., Esq.
Ann G. Roy, Esq.                   Reid & Priest LLP
Entergy Services, Inc.             40 West 57th Street
639 Loyola Avenue                  New York, New York 10019
New Orleans, Louisiana 70113

Item I.   Description of Proposed Transactions.

           Entergy Corporation ("Entergy"), a public utility holding company registered with the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby proposes certain transactions relating to the adoption of its 1998 Equity Ownership Plan of Entergy Corporation and Subsidiaries ("Equity Plan"), as more fully described herein.

          The Equity Plan will be an amendment and restatement of Entergy's current Equity Ownership Plan which was approved by its stockholders in 1991 and authorized by the Commission pursuant to an Order, dated March 28, 1991 (Release No. 35-252840), in Commission file number 70-7831. There are no material differences between the Equity Plan and Entergy's prior Equity Ownership Plan except that awards granted under the Equity Plan are intended to qualify as performance based compensation under
Section  162(m) of the Internal Revenue Code of 1986, as  amended
(the "Code").

     A.   Description of Equity Plan

          Under the Equity Plan, awards may be granted to certain designated officers and executive personnel ("key employees") of Entergy and those companies with respect to which Entergy owns, or directly or indirectly controls, a majority of the combined voting power (hereinafter, the "Subsidiaries") and members of the Board of Directors of Entergy who are not otherwise employed by Entergy or the Subsidiaries. The purpose of the Equity Plan is to give key employees and outside directors an opportunity to acquire shares of the Common Stock, $0.01 par value, of Entergy ("Common Stock"), to more closely tie the interests of key employees and outside directors to those of Entergy's stockholders, and to reward the effective leadership of Entergy and the Subsidiaries through the use of equity incentives. Key employees are those who, in the opinion of the Committee (as defined below), have significant responsibility for the continued growth, development and financial success of Entergy and the Subsidiaries.

           The Equity Plan provides for several mechanisms for building the equity holdings of key employees and outside directors. These mechanisms include: (1) stock options, which may be either nonstatutory stock options or incentive stock options as provided in Section 422 of the Code ("Options"); (2) shares of Common Stock, which vest over a period of time ("Restricted Shares"); (3) shares of Common Stock which are awarded upon attainment of specified performance goals ("Performance Shares"); or (4) equity awards in the form of phantom stock units ("Equity Awards"). The Committee may select from among these mechanisms when making awards under the Equity Plan.

           A maximum of 12,000,000 shares of Common Stock will be available for awards under the Equity Plan, subject to adjustment due to stock dividends, stock splits, recapitalizations, mergers, consolidations or other reorganizations. Shares of Common Stock awarded under the Equity Plan may be either authorized but unissued shares or shares acquired in the open market. Shares of Common Stock covered by awards which are not earned, or which are forfeited for any reason, and Options which expire unexercised, will again be available for subsequent awards under the Equity Plan. To the extent that shares of Common Stock previously held in a participant's name are surrendered upon the exercise of an Option or shares relating to an award are used to pay withholding taxes, such shares shall become available for subsequent awards under the Equity Plan.

           The Equity Plan will be administered by the Personnel Committee of the Board of Directors of Entergy or such other committee ("Committee") as the Board may determine is qualified, to the extent required, to administer the Equity Plan in accordance with Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will have the full power under the Equity Plan to select from among eligible key employees and outside directors those individuals to whom awards will be granted, to grant any combination of awards to any participants and to determine the specific terms and conditions of each award. The Committee will also have the exclusive authority to interpret the Equity Plan.

           For further information concerning the Equity Plan, reference is made to Exhibit A-3 hereto.

     B.   Issuance of Securities

           Entergy hereby requests authority from time to time during the period through December 31, 2008 to grant Options, Restricted Shares, Performance Shares and Equity Awards pursuant to the Equity Plan and, in connection therewith, to issue or sell up to 12,000,000 shares of Common Stock to eligible key employees and outside directors under the Equity Plan.

          Entergy intends to register the securities to be issued or sold under the Equity Plan under the Securities Act of 1933, as amended, as soon as practicable following the receipt of the authorization requested herein.

     C.   Solicitation of Proxies

          In accordance with the requirements of Rule 16b-3 under the Exchange Act, the Equity Plan will be submitted to the stockholders of Entergy for approval at the Annual Meeting of Stockholders to be held May 15, 1998. Such approval requires the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the meeting. Entergy proposes to solicit proxies from its stockholders for use at the 1998 Annual Meeting with respect to the approval of the Equity Plan. Authority is hereby requested pursuant to Section 12(e) of the Act and Rule 62 thereunder for Entergy to engage in such solicitation. Exhibit I-1 hereto contains information with respect to the manner in which the solicitation of proxies is proposed to be made and includes a description of the proposed Equity Plan to be submitted and acted upon at the Annual Meeting. A form of Proxy proposed to be sent to stockholders is filed as
Exhibit I-2 hereto. Entergy proposes to mail its proxy solicitation material on or about March 30, 1998, to stockholders of record on March 16, 1998.

           In order to permit sufficient time for the preparation and mailing of such solicitation material, Entergy hereby requests that the Commission issue an order pursuant to Rule 62(d) under the Act, concurrent with the publication of the Notice of the transactions proposed herein, authorizing Entergy to solicit proxies from its stockholders for approval of the Equity Plan, subject to a reservation of jurisdiction over the proposed issuance of securities pursuant to such Plan pending completion of the record herein.

     D.   Compliance with Rules 53 and 54

           Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.

           Entergy's "aggregate investment" in EWGs and FUCOs as of December 31, 1997 was equal to approximately 51.8% of Entergy's "consolidated retained earnings." Entergy's aggregate investment in EWGs and FUCOs exceeds the 50% limitation in Rule 53(a)(1) as a result of a decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This decrease was attributable wholly to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment of the tax was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment.

Item 2.    Fees, Commissions and Expenses.

           The fees, commissions and expenses estimated to be incurred in connection with the proposed transactions will be supplied by amendment.

Item 3.   Applicable Statutory Provisions.

           It is believed that Sections 6(a), 7 and 12(e) of the Act and Rules 23, 24, 53, 54, 62 and 65 thereunder are applicable to the proposed transactions. To the extent that the transactions proposed herein are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.   Regulatory Approval.

            No state or federal commission, other than the Commission, has jurisdiction over the proposed transactions.

Item 5.   Procedure.

           Entergy hereby requests that the Commission issue its order pursuant to Rule 62(d) under the Act authorizing Entergy to solicit proxies for use at Entergy's 1998 Annual Meeting of Stockholders in connection with the approval of the Equity Plan at the earliest practicable date, but in any event no later than March 27, 1998, and that the Commission issue its subsequent order approving the issuance by Entergy of the various securities provided under the Equity Plan, as described herein, no later than May 15, 1998. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates upon which they are to become effective.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

           *A-1    -     Certificate of Incorporation of Entergy
                         (filed as Exhibit A-1(a) to Rule 24
                         Certificate in 70-8059).

           *A-2    -     By-Laws of Entergy, as presently in effect
                         (filed as Exhibit A-2(a)  to  Rule 24
                         Certificate  in  70-8059).

            A-3    -     1998 Equity Ownership Plan of Entergy
                         Corporation and Subsidiaries.

            B      -     Not Applicable.

            **C    -     Registration Statement  with respect  to
                         the  Equity Plan.

            D      -     Not Applicable.

            E      -     Not Applicable.

            F      -     Opinion of Laurence M. Hamric, Esq., counsel
                         for Entergy.

            G      -     Not Applicable.

            H      -     Suggested form  of Notice of Proposed Transactions,
                         including Order permitting solicitation of proxies.

            I-1    -     Proposed Excerpts from  Proxy Statement relating
                         to Equity Plan.

            I-2    -     Proposed form of Proxy.

     (b)  Financial Statements:

           Financial Statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.



*    Incorporated herein by reference as indicated.
**   To be supplied by amendment.


Item 7.   Information as to Environmental Effects.

           (a) The proposed transactions described herein relate to the solicitation of proxies and the issuance or sale of securities and do not involve a major federal action having a significant impact on the human environment.

          (b) Not applicable.

                           SIGNATURES

           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENTERGY CORPORATION


                                   By:   /s/ Michael G. Thompson
                                        Michael G. Thompson
                                        Senior Vice President,
                                        General Counsel
                                        and Secretary




Dated: March 17, 1998